Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182
Date: January 20, 2022

The following communication was posted on Youtube by Eleusis Holdings Limited on January 20, 2022 and is available at https://www.youtube.com/watch?v=O-5887N7amM :
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Scott Gordon
Hello Everyone and thanks so much for joining us today. I am Scott Gordon and serve as Executive Chairman of Silver Spike Acquisition Corp. II. I’m also the CEO and Founder of Silver Spike Capital, an asset manager dedicated to credit and equity related opportunities in the cannabis and alternative health & wellness industries. I have over 30 years of investing and asset management experience in emerging markets and began investing in plant-based and alternative health & wellness industries in 2013, including a number of investments that we’ve made in the psychedelic space.

By nature of my career, I have developed an extensive network within the academic, scientific, finance, and investor communities with a unique ability to identify compelling new investment frontiers. In general, Silver Spike focuses on companies that have the potential to accelerate the mainstreaming of emerging trends. In our prior SPAC, Silver Spike Acquisition Corp I, we merged with WM Holding Company which operates Weedmaps, the leading online listings marketplace for cannabis consumers, and WM Business, a comprehensive software-as-a-service subscription offering for cannabis retailers and brands.

After this successful transaction, we wanted to pursue another highly differentiated company with a world class management team and value proposition in an emerging space that is unique to investors. This is the appeal of Eleusis - which stood out as a company capable not only of evolving psychedelics into modern medicine, but also being far ahead of the game in addressing so-called “last mile” challenges associated with actually delivering insured patient care, vs. developing an effective drug. We believe Eleusis is a compelling opportunity for all parties, offering exposure to a pioneering life sciences company. The proposed transaction will deliver significant proceeds to Eleusis to support their growth strategy and allow investors access to a wide array of future catalysts and value creating events going forward.

Now let me turn it over to Shlomi Raz, CEO and Founder of Eleusis, along with his team, who will walk you through the Eleusis story.

Shlomi Raz
Thank you, Scott. The story of Eleusis is also my story. I left Goldman in 2008 to pursue a lifelong interest in psychology as a therapist. I enrolled at NYU to get an advanced degree, and there I came across a paper out of Johns Hopkins on the profound potential of psilocybin. I was fascinated by this potential - that a single dose of psilocybin had on study participants and decided to read everything that had ever been written on the subject. I came away with two conclusions. One Psychedelics were the ultimate distressed asset in psychiatry with exciting potential beyond psychiatry. But new approaches to drug formulation and care delivery would be required to bring this treatment to the mainstream and to be covered by insurance and to be broadly available. Based on these observations, we developed a leading platform aiming to transform psychedelics into mainstream medicines. And now I'm delighted to share with you the progress we've made and where we're going.

Depression may be the greatest public health challenge of this century. It is imperative that new therapeutic alternatives are developed. Psilocybin has been evaluated in multiple clinical trials for depression. It has the potential to revolutionize the treatment of depression. However, to unlock this therapeutic potential of psilocybin and to make it a mainstream everyday therapy, there are two primary challenges that must be addressed. The first is that oral formulations of psilocybin appear to only be halfway to a practical medicine, as we will discuss. We believe that new formulations are required to make psilocybin a broadly accessible potential drug therapy. Two, conventional psychiatric practice is incompatible with psychedelic drug therapies currently in development. We believe that new care delivery platforms that can make the administration of these therapies eligible for in-network third party payer covered reimbursement are needed.

Eleusis is dedicated to transform psychedelics into medicines for living by developing a second generation investigational psilocybin-based drug candidate for depression, and a discovery platform to explore applications beyond psychiatry, and a care delivery company managing in-network drug therapy clinics targeting the last mile challenge of psychedelic care delivery. Eleusis is pursuing a massive opportunity to address unmet needs in depression today, and in the future, across a broad range of indications through integrated development of both drug candidates and care delivery.

ELE-Psilo, our second generation psilocybin based drug candidate formulated for I.V. delivery and targeting a consistent, controllable and practical treatment for major depressive disorder is going into Phase I trials this year. Our care delivery company, Andala, is managing clinics administering interventional commercially available drugs for psychiatric uses designed to operate within the existing healthcare infrastructure, and is anticipated to achieve cash flow positive operation by the first half of 2023.

Taken together, our integrated development approach has multiple shots on goal, with major value catalysts in the near term. Over the next 12-to-18 months we anticipate delivering multiple value catalysts, in both drug and care delivery development
First, ELE-Psilo clinical study to begin this year, with proof-of-concept data anticipated in the second half of 2022, with the goal of enabling rapid transition to Phase II dose comparison in 2023. Proof-of-concept for Andala’s approach to “in-network” care delivery is anticipated by the 1H 2023.

We’ve assembled a world class team of drug developers, scientists, clinicians, and healthcare professionals – all aligned with the mission to transform psychedelics into medicines. The depth and diversity of the team’s experience drives our integrated development within psychiatry, and enables our exploration beyond psychiatry.

Now we would like to outline the therapeutic potential of psilocybin, the practical challenges associated with its oral formulation, and the exciting potential of our 2nd generation psilocybin-based lead product candidate – ELE-Psilo, for the mainstream treatment of major depressive disorder. We would also like to provide brief overview of our drug discovery platform, and the promising translational research that may soon lead to our nomination of a lead candidate for ocular disease

When it comes to depression, we can cut to the chase – there is a global public health crisis, and this is what the numbers tell us: People need help, and COVID only made things worse; depression was already the leading cause of disability globally before COVID. What we are doing now isn’t working and is expensive – we need better alternatives. The commercial potential of a rapid, robust, and durable new antidepressant is massive – but it needs to be a mainstream solution given the size of the patient population. Companies that can develop safe, effective, and practical psychedelic drug therapy will be poised to generate substantial value for all stakeholders, and crucially, address one of humanity’s most pressing health needs.

Now I’ll turn it over to our SVP of clinical development, Dr Rob Conley.

Rob Conley
Hi, I’m Rob Conley. I'm a psychiatrist and the Senior Vice President here at Eleusis, in charge of the clinical therapeutics and helping develop studies. I've had over 30 years in psychiatric drug development experience. First 20 years at University of Maryland and Maryland Psychiatric Research Center, doing psychosis and related research. And then as the Chief Science Officer for Late-Stage Neuroscience of Lilly. So very good to speak with you all today.

Psilocybin has been evaluated in clinical studies and was observed to exert rapid, robust, and durable anti-depressant effect. In these studies, it appeared to modulate synaptic plasticity and to provide immediate symptom relief for patients. We believe the full potential of psilocybin in psychiatry may be associated with priming the brain for adaptation. Enabling adaptation has vast therapeutic potential in and beyond depression - learning new ways of coping with stress and adopting new behaviors and perspectives is the foundation of all psychotherapy and suggests the potential for broad applicability.

Psilocybin’s potential use for the treatment of depression has been demonstrated in multiple clinical trials. A landmark study published in the New England Journal of Medicine compared psilocybin to a “gold standard” antidepressant, and compelling efficacy and safety findings were observed – no serious adverse events were reported, with only transient adverse events on treatment days. A third party announced topline results from its Phase II clinical trial in which it reported rapid and robust antidepressant effect in treatment resistant patients extending out to 6 weeks. This is a big deal and is reported to be the first large scale, multi-site trial in history in which psilocybin was observed to be effective in the clinic. The third party reported the psilocybin sessions themselves were well tolerated

Collectively, these results are exciting and suggest that psilocybin has the potential to be safe, effective, and rapidly acting in depression. Psilocybin has significant potential, but simply encapsulating it is only “half-way” to a practical drug therapy; significant limitations arise from oral formulations that could undermine broad use, even if FDA approved.

The first limitation of oral formulation is variability. Academic studies revealed large differences in absorption and metabolism that gave rise to unpredictable pharmacokinetics and pharmacodynamics. Extrapolating these results into clinical practice, some patients won’t get enough, others too much, and the time to onset, to peak effect, and return to baseline would vary significantly.This variability may result in conservative FDA mandated risk management requirements. The second limitation is treatment duration: a 6-hour session that requires constant monitoring by clinicians would be expensive, burdensome, and impractical as a maintenance therapy. The third limitation is lack of control; oral administration cannot be adjusted during treatment, nor can it be rapidly terminated. These inherent limitations necessitated a completely new approach – that led us to ELE-Psilo.

Eleusis is developing a new formulation, ELE-Psilo, designed to overcome the limitations of oral delivery. ELE-Psilo is designed to deliver the active moeity of psilocybin, psilocin, via IV infusion. We are excited by the promise of this approach to deliver consistent and controllable drug exposures that could take the guesswork out of care delivery while potentially improving convenience for patients and cost-effectiveness for payors. Eleusis is developing ELE-Psilo as a rapid acting treatment of MDD; based on the urgent need for rapid acting therapies. THe primary endpoints of 7 and 14 days may be viable and will be discussed with the FDA. We aim to dramatically shorten treatment time and make it convenient for patients and attractive for payers; we believe that a treatment of 2 hours or less could qualify for third-party payor coverage and reimbursement based on the precedent established by SPRAVATO and its requirement for 2hr patient monitoring.

In academic studies, IV administration resulted in a rapid onset of psilocybin drug effects, and a rapid decline in those effects once the infusion was halted; our Phase I study will seek to validate these academic findings, and will be informed by the dose ranges these studies suggest. Eleusis believes a predictable onset/offset of drug effect would take the guesswork out of treatment; it would likely be comforting for patients and practical for clinicians. Academic studies have identified a target concentration range for ELE-Psilo, which will be evaluated in our Phase I trial. Researchers at University Hospital Copenhagen observed, via PET scans, that serotonin 5-HT2A receptor occupancy was reached a peak at plasma concentrations of 10-20 micrograms, and that receptor occupancy by psilocin was correlated with volunteer-reported drug intensity. Independent studies have also found that patient reported drug intensity was correlated with anti-depressant effects.

Taken together, there are two key implications for ELE-Psilo. This is promising evidence that intensity, rather than duration of drug effect, may be a driving factor in the potential antidepressant effects of psilocin. And…we have a clear idea of what psilocin plasma concentrations may be required for antidepressant effect – which is a huge advantage in guiding drug development. Based in part on these academic studies, we performed psilocin infusion simulations. These simulations suggest that target receptor occupancy could be reached within 2 minutes of starting an infusion, and have the potential to be kept in the target range for as long as necessary – potentially enabling personalization of intensity via alteration of infusion rate. Our simulations also predict that psilocin plasma concentrations decline relatively quickly once infusion ends, enabling a rapid return to baseline that would dramatically reduce total treatment time when compared to an oral formulation.

Shlomi Raz
Thank you Rob.

Based on the aforementioned data and simulations, ELE-Psilo’s potential advantages are clear and provide investors a potentially attractive investment opportunity with near term catalysts. In addition, we believe ELE-Psilo is differentiated from therapies currently in development utilizing other psychedelic drug candidates, such as 5-MeO-DMT formulated for intranasal administration. Unlike 5-MeO-DMT, psilocybin, the prodrug of psilocin, has been extensively researched in clinical and healthy volunteer studies and has produced favorable safety data. In addition, we believe infusion has the potential to produce less response variability than intranasal administration, and provide clinicians with the option to terminate treatment early.

We believe our IP portfolio has provided the foundation for the commercial development of ELE-Psilo, encompassing both salt forms of psilocin which are essential to stabilizing psilocin for clinical use, and methods of treatment for psilocin and psilocybin via infusion. This IP was developed as part of a broader drug discovery effort that has been underway at Eleusis since 2017, an effort that could expand the therapeutic potential of psychedelics far beyond psychiatry, as Dr. David Weiner will describe.

David Weiner
Thanks Shlomi. Hi, I’m Dave Weiner. I'm the VP of Drug Discovery at Eleusis, and we believe that psychedelics can do even more after years of steady preclinical development. We're ready to extend the therapeutic potential of psychedelics beyond psychiatry.

The primary receptor target of psychedelics, the serotonin 5-HT2A receptor, is highly expressed throughout the body, and appears to exert promising immunomodulatory and neuroprotective effects in translational models of disease. These exciting but early findings may pave the way to establishing a robust therapeutic pipeline, once again beyond psychiatry. To this end, we are currently focused on clarifying the potential mechanisms of action of these drugs, and we are utilizing targeted medicinal chemistry to translate those findings into new drug candidates.

I am happy to report that our platform has already generated a drug candidate, ELE-102. ELE-102 was developed by our company’s talented medicinal chemists, and is currently in IND-enabling development. When administered via a simple topical administration to the eye, ELE-102 appears to be devoid of perceptual effects at clinically or therapeutically relevant dose levels, and has demonstrated effectiveness in multiple translational models of eye disease including glaucoma, tear production, allergic conjunctivitis, and uveitis. ELE-102 represents the first success of the company’s discovery platform beyond psychiatry, and we anticipate new candidates to follow its footsteps into development.

Shlomi Raz
Thank you David. As Rob and David have described, psychedelics have tremendous therapeutic potential within psychiatry and beyond psychiatry. However, within psychiatry, unlocking this therapeutic potential will require more than just FDA approved psychedelic drug therapies; it will require care delivery innovation to address the “last mile” challenge of patient access and payor coverage and reimbursement. To elaborate on this challenge and discuss how Eleusis plans to overcome it, I am pleased to introduce our sister company, Andala, and its president, Kathy Kaluhiokalani.

Kathy Kaluhiokalani
I’m Kathy Kaluhiokalani, the President of Andala.

FDA approved esketamine drug therapy, marketed by J&J as SPRAVATO, reveals a fundamental shortcoming within psychiatry – namely, the ability to deliver a drug therapy rather than prescribe one. Conventional psychiatric practice appears to be incompatible with the requirements of delivering psychedelic drug treatment – the focus is almost entirely on medication management. Most small-to-medium size psychiatric group practices lack the infrastructure to support anything beyond patient consultation; they are not equipped to administer interventional drug therapy or comply with FDA risk management requirements

The slow uptake of SPRAVATO illustrates this “last mile” challenge. Psychedelic drug therapies will face the same difficulty if this critical “last mile” challenge is not bridged. We believe that a dedicated high-throughput and narrowly focused provider of psychiatric interventional drug therapy could have made SPRAVATO a success. To bridge the last mile of psychedelic drug therapy, Eleusis has launched Andala, a health care service company dedicated to managing clinics that make SPRAVATO accessible today, and establishing a platform for patients to access all FDA approved psychedelic drug therapies.

Andala intends to be the “best in class” manager of clinics providing interventional psychiatric drug therapy, distinguished by the quality of patient care and status as a preferred provider among large insurance payers. We are focused on managing clinics to facilitate patient access to commercially available drugs for interventional psychiatric drug therapy covered and reimbursed by third-party payors. Centralized patient services will allow depressed patients to focus on getting better, while our managed clinics focus on securing their insurance authorization. We are also developing diversified referral pathways to increase access to care - from psychotherapists, to primary care physicians, and ultimately, telehealth providers. Rather than competing with clinicians, Andala serves a specialized role that complements existing psychiatric care

Andala is well positioned to address the last mile challenge of interventional drug therapy in psychiatry. We believe the total addressable market is massive and growing;
By comparison to an analogous model in nephrology, best-in-class provider Da Vita provides dialysis to approximately 200k patients in the US and generates $11b in annual revenues – compare this to a US treatment resistant patient population of approximately 3 million today, and a growing base of eligible patients as new drug therapies and indications are approved.

To address this opportunity, Andala’s business model focuses on managing clinics to deliver FDA-approved interventional drug therapies. Andala’s national expansion will be facilitated by its core competency in operational integration with existing healthcare infrastructure – in particular, close coordination with large group insurance plans to facilitate “in-network” reimbursement for Andala-managed clinics, and the use of a centralized call center, patient services, and revenue cycle capabilities. Our first milestone will be establishing three managed clinics in 2022 that are focused on the delivery of SPRAVATO; we are targeting cash flow positive operations by the first half to 2023 and further expansion of Andala-managed clinics nationally thereafter

The first objective for Andala is to validate this model using our initial three managed clinics, and to identify any operational challenges that would need to be addressed before rapid expansion. The initial managed clinics are targeting the treatment of TRD patients covered by large group insurance plans with the goal of reaching 85% capacity within 9 months of operation. Based on estimates of patient acquisition cost and care delivery revenues per patient, we anticipate a run-rate per clinic of approximately $2m per year, which would translate into a 200% annual return on invested capital per clinic
Should these clinics perform as expected, we anticipate Andala-managed clinics reaching cash flow positive operations by the first half of 2023 and a establishing a solid foundation for rapid expansion

Comparing Andala-managed clinics to existing ketamine clinics, the contrast is clear; Andala-managed clinics are designed to operate within the existing US healthcare system, rather than operating on its fringes. Our managed clinics are designed to make interventional psychiatric drug therapy accessible and reimbursed for any patient covered by health insurance. Our focus will be on establishing a best-in-class care delivery platform for SPRAVATO, which we believe will be the new infrastructure necessary to administer all future FDA approved psychedelic drug therapies in the future. Our referral model reflects a focus on educating a diverse array of clinicians, built on our evidence-based approach, robust clinical oversight, and FDA compliant safety monitoring systems. Thank you.

Shlomi Raz
Thank you, Kathy. At this time, I'd like to introduce our Chief Financial Officer, Gene Ramirez, to walk us through the transaction summary.

Gene Ramirez
Hello, I am Gene Ramirez, the Chief Financial Officer of Eleusis. I will now provide select points about the transaction.

Given the significant potential of our integrated development platform, we believe this transaction provides a compelling entry point. Through a combination with Silver Spike Acquisition Corp II, Eleusis expects to be financially positioned to advance our plans for psychedelic drug discovery and development as well as establishing a care delivery platform through Andala-managed clinics. We believe the transaction will provide Eleusis with more efficient capital markets access to further accelerate our transformation of psychedelics into medicines.

Shlomi Raz
Today we presented our compelling approach to developing psychedelic drug candidates to address the devastating burden of depression. Our strategy is distinguished by its comprehensiveness – from the first mile of drug discovery and development, to the last mile of establishing a care delivery platform through Andala-managed clinics

In closing, Eleusis is pursuing a massive opportunity to address unmet needs – in depression today, and in the future, across a broad range of indications within and beyond psychiatry. ELE-Psilo, our 2nd generation psilocybin-based lead product candidate, is poised for clinical development with the goal of creating a consistent, controllable and practical treatment for MDD, and we expect to initiate a Phase 1 study in 1H of 2022, which, if successfully completed, would give us Phase I results in 2H of 2022. Andala-managed clinics are designed to bridge the “last mile” of care delivery, and is anticipated to reach cash flow positive operation by the first half of 2023. In the near term, our development approach provides investors with multiple shots on goal through major milestones in 2022 and 2023. In the long term, our platform is well-positioned to generate significant value through the development of our product candidates for expanded indications within psychiatry, clinical development beyond psychiatry, and through establishing an enduring best-in-class global care delivery platform company.

We are Eleusis – transforming psychedelics into medicines for living.

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Forward-Looking Statements Legend
This document contains certain “forward-looking statements” within the meaning of the federal securities laws, with respect to the proposed transaction between Eleusis Holdings Limited (“Eleusis”) and Silver Spike Acquisition Corp II (“Silver Spike”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” or the negatives of these words or words of similar meaning. These forward looking statements include, but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, Eleusis’s product candidates and expected markets, and Eleusis's projected future results. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Silver Spike and Eleusis and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Spike's securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Silver Spike, the satisfaction of the minimum trust account amount following redemptions by Silver Spike's public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (v) the effect of the announcement or pendency of the transaction on Eleusis’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Eleusis and potential difficulties in Eleusis employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Eleusis or against Silver Spike or NewCo related to the agreement and plan of merger or the proposed transaction, (viii) the ability of NewCo's securities to qualify to list on The Nasdaq Capital Market, (ix) volatility in the price of Silver Spike's securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Eleusis plans to operate, variations in performance across competitors, changes in laws and regulations affecting Eleusis’s business and changes in the combined capital structure, (x) the impact of the global COVID-19 pandemic, (xi) the enforceability of Eleusis's intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xii) the ability of Eleusis to protect the intellectual property and confidential information of its customers, (xiii) unexpected costs, charges, or expenses resulting from the proposed business combination, (xiv) evolving legal, regulatory and tax regimes, (xv) the possibility that Eleusis may be adversely affected by other economic, business and/or competitive factors, (xvi) actions by third parties, including government agencies, and (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Spike’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus included therein discussed below and other documents filed by Silver Spike and NewCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance on these forward-looking statements as a predictor of future results, performance and/or achievements as projected financial information and other information are based on estimates and assumptions, whether or not identified in this document, that are inherently subject to various significant risks, uncertainties, contingencies and other factors, many of which are difficult to predict and generally beyond the control of the parties. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Eleusis, NewCo and Silver Spike assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Eleusis, NewCo nor Silver Spike gives any assurance that either Eleusis, NewCo or Silver Spike will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Eleusis and Silver Spike. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Silver Spike and NewCo intend to file a registration statement on Form S-4 that will include a preliminary proxy statement for the solicitation of Silver Spike shareholder approval and prospectuses of Silver Spike and NewCo. The proxy statement/prospectus will be sent to all Silver Spike stockholders. Silver Spike and NewCo also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVER SPIKE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that are or will be filed with the SEC by Silver Spike and NewCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Silver Spike and NewCo may be obtained free of charge from their respective websites at silverspikecap.com or by written request to Silver Spike at 660 Madison Ave, Suite 1600, New York, New York 10065.

Participants in Solicitation

Silver Spike, NewCo and Eleusis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Silver Spike’s stockholders in connection with the proposed transaction. Information about Silver Spike’s directors and executive officers and their ownership of Silver Spike’s securities is set forth in Silver Spike’s filings with the SEC. To the extent that holdings of Silver Spike’s securities have changed since the amounts printed in Silver Spike’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.